Ex99.121

DeFi Technologies' Wholly Owned Subsidiary Valour Overtakes
$140m USD in AUM (Over 1.2bn SEK)
A 1400%+ asset increase since start of 2021
TORONTO, Aug. 19, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (OTC: DEFTF) (GR: RMJR) announces that its wholly owned subsidiary, Valour Inc, the pioneering issuer of digital asset exchange traded products ("ETPs"), has surpassed 1 billion Swedish Krona ("SEK") in assets under management ("AUM"), marking an exceptional first eight months of 2021 which has seen AUM leap more than 1400% since the start of 2021. As of August 18, 2021, Valour's AUM stood at an impressive US$143.5m, an equivalent of almost 1.25bn SEK.
Russell Starr, DeFi Technologies' Executive Chairman stated: "Clearly Diana and her team continue to drive value for DeFi Technologies' shareholders. With numerous other ETPs planned for release, AUM growing and our potential listings in Germany, shareholders have much to look forward to not just on the AUM front but also in terms of revenues, income and global exposure."
Founded in 2019, Valour has spent two years developing its proprietary platform and growing its team, including the hiring of Diana Biggs, previously Global Head of Innovation, Private Banking, at HSBC, as CEO. Valour was acquired by DeFi Technologies in March of this year.
Take-up is going from strength to strength as Valour offers fully hedged products with low to zero management fees. Valour's largest product, Bitcoin Zero, the first fully hedged, passive investment product with Bitcoin ("BTC") as its underlying asset and charging zero management fees, has grown its assets by 1055% since the start of the year.
Meanwhile, Valour's Polkadot ("DOT") and Cardano ("ADA") ETPs are the first DOT and ADA ETPs in the Nordics, and the lowest fee DOT and ADA ETPs in the world. Its BTC and Ethereum products are completely fee-free, a global first for such products with competitors charging up to 2.5% in management fees.
Diana Biggs, CEO of Valour, stated: "To have reached this milestone is a great achievement for the team. Our pace of growth shows we're doing things right and giving both retail and institutional investors what they need – simple, secure and transparent access to the best digital assets. This AUM is across four products – Bitcoin, Ethereum, Polkadot and Cardano – and we have more products in the pipeline and a plan to expand across more geographies. So, the rest of 2021 and into 2022, should be even bigger for us."
Wouter Witvoet, CEO of DeFi Technologies, stated: "Amazing to see is that our ETP business in Valour is now much more diversified in that Cardano and Polkadot make up a substantial amount of the total AUM. This is great for our overall business and provides a foundation for future growth."
About Valour Inc.:

Valour In. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR:RMJR, OTC: DEFTF). For more information on Valour, visit www.valour.com.
About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, Valour and its business plans; development of new financial product by Valour; growth of AUM; uplisting in Germany; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 19-AUG-21